December 24, 2012

Via Email and EDGAR

Michael R. Clampitt
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Simmons First National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 7, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed September 7, 2012
File No. 000-06253

Dear Mr. Clampitt:

We are in receipt of your letter dated December 10, 2012, wherein you make additional comments, following our original response letter dated November 21, 2012, to the Form 10-K for the fiscal year ended December 31, 2011, filed by Simmons First National Corporation (“Simmons” or the “Company”) on March 7, 2012, and to the Form 10-Q for the quarterly period ended June 30, 2012, filed by Simmons on September 7, 2012.  For your convenience, our responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter and we have restated each comment in its entirety with the Company’s response following immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Consolidated Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 1:  Nature of Operations and Summary of Significant Accounting Policies

Allowance for Loan Losses, page 67

1.
We note your response to comment 1 from our letter dated November 9, 2012. We note your disclosure that the unallocated reserve addresses inherent probable losses not included elsewhere in the allowance for loan losses. Based on the information provided in the response, it appears to indicate that you are attempting to project or forecast changes in facts and circumstances after the balance sheet date rather than following the principle in ASC 450-20-25-2 that a loss contingency should be recognized only if past and current events indicate that it is probable that an asset has been impaired or that a loss has been incurred as of the balance sheet date. Please explain how your accounting methodology supports an incurred, rather than expected, loss model.

Simmons Response:  We agree that some of the verbiage we used in our initial response appeared to be futuristic in nature.  This was not our intention, as our loss model is based on current events and the resulting impact on probable losses in our loan portfolio. This language will be revised in future filings to more clearly describe our incurred loss model. Provided below is our initial response, as modified, with more specific additions and comments in italics that clarify the incurred, rather than expected, loss model:

Unallocated Amount

Allowance allocations other than specific, classified and general are included in the unallocated portion. While allocations are made for loans based upon historical loss analysis, the unallocated portion is designed to cover the uncertainty of how current economic conditions and other uncertainties may impact the existing loan portfolio, including the possibility of changes in risk ratings in the loan portfolios as a result of the ongoing risk management process. Factors to consider include national and state economic conditions such as current unemployment, the recent real estate lending crisis, the recent volatility in the stock market and the unquantified effects of the various government stimulus programs. Various Federal Reserve articles and reports indicate the economy is in a moderate recovery, but questions remain about the durability of growth. While the recession may be over, production, income, sales and employment are at very low levels. Unlike historical recoveries following recessions, this recovery is taking on a completely different look. The unallocated reserve addresses inherent probable losses not included elsewhere in the allowance for loan losses.  More specifically, we believe that there were additional losses embedded in our loan portfolio at December 31, 2011 and June 30, 2012.  For example, while the national unemployment rate had decreased from 9.4% at December 31, 2010 to 8.5% at December 31, 2011, some of this decline was attributable to people who left the workforce.  During this same period, the Arkansas unemployment rate only dropped 3 basis points, from 8.1% to 7.8%.  Thus, at each period end, we believe we had additional borrowers in our portfolio that were negatively impacted by the then current economic environment, which borrowers could not be specifically identified at that time.  Our allowance methodology does not attempt to project future changes in economic conditions, but rather the current economic environment and its related impact on our allowance for loan losses.

The Company has identified several specific factors and several general factors which require unallocated allowance. Unlike many of our peer banks, we have a loan portfolio that includes niche products such as credit card and agricultural loans that can carry a higher level of risk that is not readily quantifiable. The Company has a significant volume of agricultural borrowings that are heavily affected by (1) volatility in production costs, such as fuel, fertilizer, and feed; and (2) volatility in commodity prices, which has been driven by speculation and global supply, which are unpredictable; and (3) foreign investment and excess liquidity (because of low interest rates) has resulted in increased values for farmland that is not sustainable based on production capacity. These variables create uncertainty in the repayment ability of agricultural borrowers.  More specifically, our allowance loss model does not forecast future uncertainties and events, but rather estimates losses based on the historical volatility of production costs and commodity prices.  For example, although crops had been harvested as of the end of the year (2011), most farmers had a significant amount of commodities that had not been sold, nor had the Company been made aware of the farmers’ final production.  This also impacts our agricultural real estate lending as it effects the farmers’ ability to repay real estate loans.  As a result, there were losses embedded in the portfolio which had not been specifically identified.

We have a significant consumer credit card portfolio.  Although we experienced a decreased amount of net charge-offs in our credit card portfolio since 2010, we continue to be concerned with the slowness of the recovery from the recent economic downturn.  In addition, because our credit card customers are in all fifty states, we may not be aware of the customers’ local economic conditions and the impact it might have on their ability to repay.

The unquantifiable risk to our credit card portfolio is magnified due to the fact that it is an unsecured portfolio in one of the worst economies since the great depression. It is a portfolio that even in a period of recovery carries a risk higher than the loss history, because of a national unemployment rate over 8% and potentially higher than 10% based on people who have left the work force. While our experience related to our losses remains good, the elevated state of unemployment compared to recent recoveries suggests a greater risk than our historic loss experience would reflect.  More specifically, we believe there was a higher level of loss embedded in the credit card portfolio than our historical loss experience reflected due to the sustained high level of unemployment, which was 8.5% as of December 31, 2011 and 8.2% as of June 30, 2012.

Commercial Real Estate is currently a challenge as values remain depressed and lease income remains below historical levels, further hampering the repayment ability of borrowers and elevating the risk in bank funded projects. Arkansas ranks near the top quartile in the nation in the non-performing loan ratio, indicating that there are many problems left to be worked through in the Arkansas region. The anticipated recovery from Commercial Real Estate loans is expected to be less than our historic experience due to the elevated number of nonperforming assets in the Arkansas region and the general real estate market and the state of the economy.  According to the FDIC State Banking Performance Summary of All FDIC-Insured Institutions in Arkansas, the ratio of nonperforming assets to assets was 3.59% at December 31, 2011, 3.22% at June 30, 2012 and 3.09% at September 30, 2012, the most current information available. More specifically, we believe the commercial real estate values at December 31 2011 and June 30, 2012 were affected by the level of other real estate owned by Arkansas banks and the decrease in the level of lease income compared to historical levels utilized in real estate appraisals.

Simmons Response Regarding Specific Trends or Changes:  At December 31, 2011, management concluded based upon our qualitative assessment that certain environmental conditions supported an increase in the unallocated portion of our allowance for loan losses from December 31, 2010.

The key factor management considered that supported an increase in the unallocated amount of the allowance for loan losses was a 17.5% increase in non-performing loan balances. More specifically, loan balances 90 days or more past due increased by 51.9%. The increase in the unallocated amount allowed us to maintain a consistent ratio of allowance to non-performing loans. Additionally, economic data available at December 31, 2011, suggested that we were not experiencing any real economic growth, which would likely have a negative impact on the collectability of the loan portfolio.

At June 30, 2012, non-performing loan balances decreased by 21.0% from December 31, 2011.  Additionally, economic data during the second quarter of 2012 supported the notion of some level of economic recovery. These factors led management to conclude that a decrease in the unallocated amount of the allowance was appropriate.

At September 30, 2012, non-performing loan balances decreased by 7.6% from June 30. Even though non-performing balances decreased, there remains economic uncertainty due to the Federal budget crisis and the slowness of the recovery from the recent economic downturn. These factors led management to conclude that the unallocated allowance at September 30, 2012 should remain comparable to the unallocated allowance at the prior period.

To summarize, the changes in our unallocated were driven primarily by the level of nonperforming loans and current economic environment, not by projected future economic forecasts or circumstances after the respective balance sheet date.

Note 15: Disclosures About Fair Value of Financial Instruments, page 99

2.
We note your response to comment 4 from our letter dated November 9, 2012. It does not appear that you addressed all of the points made in this comment in your response. Please tell us and revise future filings to describe in detail any adjustments you make to the appraised values, if any, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses. Also, please include a statement confirming that you will revise future filings to include the necessary additional disclosures related to the appraisal process as discussed in your next response and the response dated November 21, 2012.

Simmons Response:  As a supplement to our previous response, appraisals are reviewed on all impaired loans that are rated Special Mention, Substandard or Doubtful with balances over $1,500,000 and on selected impaired loans between $500,000 and $1,500,000.  At December 31, 2011, we had $36.9 million of impaired real estate loans. Of those impaired real estate loans, we reviewed approximately $25.3 million because they met the rating and balance criteria. The appraised values are discounted from 15% to 40%, depending on the following factors: 1) age of appraisal, 2) geographic market conditions of collateral, 3) type of property, 4) physical condition of property and 5) estimated cost of sale.  The adjusted appraisal values are reviewed by the loan officer, chief credit officer, loan review department and special asset committee.  These reviews are performed on a quarterly basis.

The estimated impact for outdated appraised values for loans rated special mention, substandard and doubtful that are not individually reviewed is embedded within the management adjustment factors of the allowance for loan losses calculation.

In our future filings, we will expand our discussion and include the necessary additional disclosures to describe in detail any adjustments made to the appraised values of impaired loans, including those made as a result of outdated appraisals.

Please direct any questions or additional comments regarding the Form 10-K, Form 10-Q and this letter to the undersigned at (501) 558-3141.

Sincerely,

/s/ Robert A. Fehlman
Robert A. Fehlman
Executive Vice President and Chief
Financial Officer
Simmons First National Corporation

cc:	David Irving
SEC Division of Corporation Finance

John Nolan
SEC Division of Corporation Finance

Michael F. Johnson
SEC Division of Corporation Finance

J. Thomas May, Chairman and CEO
Simmons First National Corporation

W. Scott McGeorge, Chairman of the Audit Committee
Simmons First National Corporation

W. Ryan Underwood
BKD, LLP

Patrick A. Burrow
Quattlebaum, Grooms, Tull & Burrow PLLC